
03025172

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
WASH. D.C. 155 SECTION

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

_X_ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the plan year ended December 31, 2002

OR

___ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to

Commission file number 1-9576

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OWENS-ILLINOIS SPECIALTY PRODUCTS PUERTO RICO, INC.
LONG-TERM SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OWENS-ILLINOIS, INC.
One Seagate
Toledo, Ohio 43666

REQUIRED INFORMATION

Financial Statements and Exhibits as follows:

1. Financial statements

   * Report of Independent Auditors
   * Statements of Net Assets Available for Benefits as of December 31, 2002 and December 31, 2001
   * Statements of Changes in Net Assets Available for Benefits, with Fund Information for the years ended December 31, 2002 and December 31, 2001
   * Notes to Financial Statements

   Schedules

   Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)
   Schedule H, Line 4j -- Schedule of Reportable Transactions

2. Exhibits:

Exhibit 23	Consent of Independent Auditors
Exhibit 99.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350
Exhibit 99.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

OWENS-ILLINOIS SPECIALTY PRODUCTS PUERTO RICO, INC.
LONG-TERM SAVINGS PLAN

Dated: June 27, 2003

By: Owens-Illinois, Inc.
Employee Benefits Committee
Plan Administrator

By: 
Dan W. Pennywitt
Chairman


Renee T. Ellis
Secretary

Exhibit 23

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-69624) pertaining to the Sixth Amended and Restated Owens-Illinois, Inc. Stock Purchase and Savings Program, the Fifth Amended and Restated Owens-Illinois, Inc. Long-Term Savings Plan, and the Owens-Illinois Specialty Products Puerto Rico, Inc. Long-Term Savings Plan of our report dated June 20, 2003, with respect to the financial statements and schedules of the Owens-Illinois Specialty Products Puerto Rico, Inc. Long-Term Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst & Young LLP

Toledo, Ohio
June 27, 2003

Exhibit 99.1

Certification of Principal Executive Officer

Pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Owens-Illinois, Inc. hereby certifies that to such officer's knowledge:

(i) the Annual Report of the Owens-Illinois Specialty Products Puerto Rico, Inc. Long-Term Savings Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: June 27, 2003



Joseph H. Lemieux
Chairman and Chief Executive Officer
Owens-Illinois, Inc.

Exhibit 99.2

Certification of Principal Financial Officer

Pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Owens-Illinois, Inc. hereby certifies that to such officer's knowledge:

(i) the Annual Report of the Owens-Illinois Specialty Products Puerto Rico, Inc. Long-Term Savings Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



Dated: June 27, 2003

Thomas L. Young
Executive Vice President and
Chief Financial Officer
Owens-Illinois, Inc.

Audited Financial Statements
and Schedules

Owens-Illinois Specialty Products Puerto Rico, Inc. Long-Term Savings Plan

Year ended December 31, 2002 and 2001
with Report of Independent Auditors

Owens-Illinois Specialty Products Puerto Rico, Inc.
Long-Term Savings Plan

Audited Financial Statements
and Schedules

Year ended December 31, 2002 and 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
One SeaGate
Toledo, Ohio 43604

Phone: (419) 244-8000
Fax: (419) 244-4440
www.ey.com

Report of Independent Auditors

Owens-Illinois, Inc. Employee Benefits Committee
Owens-Illinois Specialty Products Puerto Rico, Inc. Long-Term Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Owens-Illinois Specialty Products Puerto Rico, Inc. Long-Term Savings Plan as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002 and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



June 20, 2003

0206-0312971

Owens-Illinois Specialty Products Puerto Rico, Inc.
Long-Term Savings Plan

Statement of Net Assets Available for Benefits

December 31, 2002

	Participant-Directed Funds	Owens-Illinois Company Stock Fund	Total
Investments in trust, at fair value	$ 158,303	$ 213,568	$ 371,871
Participant loans	46,423		46,423
Payments in transit	(6,258)	(426)	(6,684)
Cash, non-interest bearing	22,929	38,060	60,989
Transfers pending	13,807	(13,807)	-
Net assets available for benefits	$ 235,204	$ 237,395	$ 472,599

The accompanying notes are an integral part of the financial statements.

Owens-Illinois Specialty Products Puerto Rico, Inc.
Long-Term Savings Plan

Statement of Net Assets Available for Benefits

December 31, 2001

	Participant-Directed Funds	Owens-Illinois Company Stock Fund	Total
Investments in trust	$ 529,131	$ 325,824	$ 854,955
Participant loans	111,218		111,218
Loan repayments receivable	5,647	532	6,179
Contributions receivable	10,687	5,756	16,443
Cash, non-interest bearing	7,901	16,324	24,225
Transfers pending	(371)	371	-
Net assets available for benefits	$ 664,213	$ 348,807	$ 1,013,020

The accompanying notes are an integral part of the financial statements.

Owens-Illinois Specialty Products Puerto Rico, Inc.
Long-Term Savings Plan

Statement of Changes in Net Assets Available for Benefits, with Fund Information

Year Ended December 31, 2002

	Fund Information		
	Participant-Directed Funds	Owens-Illinois Company Stock Fund	Total
Net investment gain (loss)	$ (98,638)	$ 91,334	$ (7,304)
Contributions:			
Participant	184,684	28,624	213,308
Employer	3,746	69,157	72,903
Participant withdrawals	(42,113)	(35,378)	(77,491)
Loan repayments	(7,172)	7,172	-
New loan transfers	14,010	(14,010)	-
Transfer to Owens-Illinois de Puerto Rico, LLC Long-Term Savings Plan	(487,863)	(253,974)	(741,837)
Interfund transfers	4,337	(4,337)	-
Decrease in net assets available for benefits	(429,009)	(111,412)	(540,421)
Net assets available for benefits at beginning of year	664,213	348,807	1,013,020
Net assets available for benefits at end of year	$ 235,204	$ 237,395	$ 472,599

The accompanying notes are an integral part of the financial statements.

Owens-Illinois Specialty Products Puerto Rico, Inc.
Long-Term Savings Plan

Statement of Changes in Net Assets Available for Benefits, with Fund Information

Year Ended December 31, 2001

	Fund Information		
	Participant-Directed Funds	Owens-Illinois Company Stock Fund	Total
Net investment gain (loss)	$ (45,425)	$ 130,186	$ 84,761
Contributions:			
Participant	240,025	33,557	273,582
Employer		92,355	92,355
Participant withdrawals	(62,962)	(27,108)	(90,070)
Loan repayments	(6,670)	6,670	-
New loan transfers	11,178	(11,178)	-
Interfund transfers			-
Increase in net assets available for benefits	136,146	224,482	360,628
Net assets available for benefits at beginning of year	528,067	124,325	652,392
Net assets available for benefits at end of year	$ 664,213	$ 348,807	$ 1,013,020

The accompanying notes are an integral part of the financial statements.

1. Plan Description

General

The Owens-Illinois Specialty Products Puerto Rico, Inc. Long-Term Savings Plan (Plan) (formerly the Owens-Illinois de Puerto Rico Long-Term Savings Plan) was adopted by Owens-Illinois, Inc. (OI) for the benefit of eligible employees of its subsidiaries: Owens-Illinois de Puerto Rico and Owens-Illinois Specialty Products Puerto Rico, Inc. (Companies). The Plan commenced on September 1, 1998. The eligible employees of Owens-Illinois Specialty Products Puerto Rico were allowed to participate beginning in April 1999. Effective September 1, 2002, the net assets for employees of Owens-Illinois de Puerto Rico, LLC were transferred to a new plan, Owens-Illinois de Puerto Rico, LLC Long-Term Savings Plan.

The Plan is a defined contribution plan which provides eligible employees, upon completion of a probationary period, the opportunity to make pretax contributions, in specific percentages, within guidelines established by the Owens-Illinois Employee Benefits Committee. Participant contributions are immediately fully vested and may be divided at the participant's discretion among the various investment options from 1% to 100%, with no limit on the number of options selected. A participant may elect to change the percentage of annual compensation to be contributed monthly; any such changes shall be effective on the first pay period of the subsequent month. The following investment options are available to Plan participants:

Owens-Illinois Company Stock Fund
Harbor Bond Fund
Harbor Short Duration Fund
Harbor Small Cap Growth Fund
Harbor Large Cap Value Fund
Harbor Capital Appreciation Fund
Harbor International Fund
Harbor International Growth Fund
Harbor Money Market Fund

The above options provide for a wide range of investment opportunities with varying degrees of risk. The Harbor funds are part of the Harbor Fund, a no-load, open-end management investment company, consisting of twelve diversified mutual funds, registered under the Investment Company Act of 1940.

The Companies contribute to the Plan on behalf of each participant an amount equal to fifty percent (50%) of the participant's pretax contributions, limited to two percent (2%) of such participant's annual compensation received during that month and twenty-five percent (25%) of the next 4% of participant's pretax compensation received during that month. All Company contributions are immediately fully vested. All Company contributions are invested in the Owens-Illinois Company Stock Fund. Additionally, Company matching contributions are not transferable from the Company Stock Fund while a participant is employed by Owens-Illinois.

Within certain limitations, a participant may also transfer into the Plan a rollover contribution or other assets from another qualified plan.

With certain exceptions, participants may transfer existing fund balances among the various investment funds once per quarter, with the transfer occurring on the first day of the subsequent quarter.

The benefit to which a participant is entitled is the benefit that can be provided from the vested value of the participant's account.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

The above information is intended as a general description of the Plan's operating guidelines. Reference should be made to the Plan document for more specific provisions.

2. Summary of Significant Accounting Policies

Investment Valuation

Investments in the eight Harbor funds available to Plan participants' are valued at the net asset values as established by the Harbor Fund. Company stock included in the Company stock fund is valued at its quoted market price. Participant loans are valued at their outstanding balance, which approximates fair value.

Income Tax Status

The Plan was effective September 1, 1998. The Treasury Department of the Government of Puerto Rico issued a determination letter dated May 5, 1999, advising that the Plan meets the qualification requirements of section 1165(a) of the Puerto Rico Internal Revenue Code of 1994, as amended (the "Puerto Rico Code") and therefore, the related trust is exempt from taxation in Puerto Rico.. Once qualified, the Plan is required to operate in conformity with the Puerto Rico Code to maintain its qualified status. No issues are known to exist with respect to the Plan or as to the operation of the Plan that would materially affect the continued qualified status of the Plan.

Effective September 1, 2002, the Owens-Illinois de Puerto Rico Long-Term Savings Plan was renamed the Owens-Illinois Specialty Products Puerto Rico, Inc. Long-Term Savings Plan and at that time the Owens-Illinois de Puerto Rico, LLC Long-Term Savings Plan was spun-off from the Owens-Illinois Specialty Products Puerto Rico, Inc. Long-Term Savings Plan. No issues are known to exist with respect to the spin-off of the Owens-Illinois de Puerto Rico, LLC Long-Term Savings Plan that would materially affect the continued qualified status of the Plan under the Puerto Rico Code.

Plan Expenses

Substantially all Plan expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and the reported amounts of certain additions and deductions during the reporting period. Actual results could differ from those estimates and assumptions.

3. Investments

The Plan's investments are held in a trust (Trust) administered by BankTrust (Trustee).

	December 31, 2002	December 31, 2001
Investments:		
*Owens-Illinois, Inc. common stock	$ 213,568	$325,824
*Harbor Bond Fund	39,946	67,082
*Harbor Short Duration Fund	37,442	60,513
*Harbor Capital Appreciation Fund	25,197	119,913
*Harbor Large Cap Value Fund	23,816	80,733
Harbor International Fund	13,161	51,581
Harbor Money Market	12,516	65,630
Harbor Small Cap Growth Fund	3,998	54,629
Harbor International Growth Fund	2,227	29,050
	371,871	854,955
Other:		
*Participant loans	46,423	111,218
Total	$ 418,294	$966,173

*Investments that represent 5% or more of the Plan's net assets available for benefits.

The investment earnings are as follows:

	Year Ended December 31, 2002	Year Ended December 31, 2001
Interest and dividends	$ 2,337	$ 18,737
*Appreciation (depreciation):		
Owens-Illinois, Inc common stock	91,334	130,186
Mutual funds	(100,975)	(64,162)
Net earnings (loss)	$ (7,304)	$ 84,761

* Based on quoted market prices

4. Loan Fund

The Plan permits participants to borrow a portion of their existing account balances. Loans are made subject to certain conditions and limitations specified in the Plan and are repaid each pay period in installments, including interest. The maximum term of loans is five years, with the exception of home loans for the purchase of a primary residence, for which the maximum term is ten years. Participants' loans are collateralized by their account balances. The rate at which loans bear interest is established at the inception of the borrowing, based on the prime rate then being charged by the Trustee plus 1%. Repayments of loans, including the interest portion thereof, are reinvested on the participants' behalf in accordance with their current choice of investment options.

5. Related Party

Harbor Capital Advisors, which was a wholly-owned subsidiary of OI through June 8, 2001, manages the Harbor funds.

6. Net Asset Transfers

On October 1, 2002, $741,837 of net assets were transferred out of the Plan to the newly established Owens-Illinois de Puerto Rico, LLC. Long-Term Savings Plan.

Owens-Illinois Specialty Products Puerto Rico, Inc.
Long-Term Savings Plan

Employer Identification No. 34-1146831
Plan No. 001

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

December 31, 2002

Description	Shares or Principal Amount	Cost	Fair Value
*Owens-Illinois, Inc. common stock	14,648	$115,606	$213,568
*Harbor Bond Fund	3,414		39,946
*Harbor Short Duration Fund	4,314		37,442
*Harbor Capital Appreciation Fund	1,247		25,197
*Harbor Large Cap Value Fund	2,106		23,816
*Harbor International Fund	490		13,161
*Harbor Money Market Fund	12,516		12,516
*Harbor Small Cap Growth Fund	467		3,998
*Harbor International Growth Fund	336		2,227
			371,871
*Participant loans	-Interest rates ranging from 5.25% to 9.75%, various maturity dates	$ -	46,423
Total			$418,294

*Party-in-interest

Owens-Illinois Specialty Products Puerto Rico, Inc.
Long-Term Savings Plan

Employer Identification No. 34-1146831
Plan No. 001

Schedule H, Line 4j-Schedule of Reportable Transactions

Year ended December 31, 2002

Description	Purchase Cost	Asset Disposals		
		Sales Proceeds	Cost	Gain
Category(iii) - series of transactions in excess of 5% of plan assets				
Owens-Illinois, Inc. common stock	$102,955	$58,592	$55,965	$2,627

The purchase cost for each reportable transaction represents the fair value of the asset at the time of acquisition.

There were no category (i), (ii), or (iv)reportable transactions during 2002.